GALIANO GOLD ANNOUNCES REVISIONS TO OMNIBUS EQUITY
INCENTIVE PLAN

Vancouver, British Columbia, May 22, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) announced today that its Board of Directors (the "Board") has approved certain amendments to its proposed Omnibus Equity Incentive Plan (the "Plan"), having considered suggestions from Institutional Shareholder Services to make changes to the Plan that are consistent with the Company's current policies and practices.

The Board has approved amendments to the Plan to require shareholder approval for the following:

• amendments that extend the term of stock options beyond the original expiry date;

• amendments that reduce the exercise price of any stock options or share appreciation rights for the benefit of an eligible participant;

• amendments that permit the cancellation of a stock option and replacement of such option with an option with a lower exercise price;

• amendments to the definition of an "eligible participant" that may permit the introduction or reintroduction of non-employee directors on a discretionary basis, or amendments that increase the limits set forth in the Plan regarding non-employee director participation;

• amendments that would permit stock options granted under the Plan to be transferable or assignable other than for estate settlement purposes; and

• amendments to the amendment provisions of the Plan that would grant additional powers to the Board to amend the Plan or entitlements without shareholder approval.

The amended Plan has been filed on SEDAR+ and in the Company's filings with the U.S. Securities and Exchange Commission. The amended Plan replaces the version of the Plan included in Appendix B of the Company's Management Information Circular dated April 30, 2026 (the "Circular"). For additional information regarding the Plan, please refer to the disclosure contained in the Circular. Shareholders will be asked to approve the amended Plan at the upcoming Annual General & Special Meeting to be held on June 11, 2026 (or any adjournment or postponement thereof).

The Company's Board recommends shareholders vote FOR the Plan. Unless you give other instructions, the management proxyholders intend to vote FOR the Plan.

The Toronto Stock Exchange has conditionally approved the amended Plan.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Contact Information

Darshan Sundher

Toll-Free (N. America): 1-855-246-7341
Email: info@galianogold.com